IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS CURRENT REPORT ON FORM 8-K IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 10, 2003

CRESCENT OPERATING, INC.
(Exact name of registrant as specified in charter)

Delaware (State or other jurisdiction of incorporation)	000-22725 (Commission File Number)	75-2701931 (IRS Employer Identification No.)
777 Main Street, Suite 1240 Fort Worth, Texas (Address of principal executive offices)		76102 (Zip Code)

Registrant's telephone number, including area code: (817) 321-1602

Not Applicable
(Former name or former address, if changed since last report)

Item 5. Other Events and Regulation FD Disclosure.

CRESCENT OPERATING, INC. (the "Company") is filing herewith the monthly operating report(s) for the period ended November 30, 2003 that the Company filed with the United States Bankruptcy Court for the Northern District of Texas, Fort Worth Division on December 10, 2003 in connection with the Company's ongoing proceedings under Chapter 11 of the United States Bankruptcy Code (11 U.S.C. Sections 101-1330), administered under Case No. 03-42406-DML-11.

THE MONTHLY OPERATING REPORTS FILED HEREWITH CONTAIN UNAUDITED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION THAT ARE SUBJECT TO FUTURE RECONCILIATIONS AND ADJUSTMENTS.

Item 7. Exhibits.

(c) Exhibits

99.1 Monthly Operating Report for CRESCENT OPERATING, INC., for the Period Ended November 30, 2003 (1)

---

(1) The Company agrees to furnish supplementally a copy of any omitted schedule or similar attachment to the Commission upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CRESCENT OPERATING, INC.

Date: December 15, 2003

By: ______________________________
Name: Jeffrey L. Stevens
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
99.1	Monthly Operating Reports for CRESCENT OPERATING, INC., for the Period Ended November 30, 2003

Monthly Operating Report

ACCRUAL BASIS

02/13/95, RWD, 2/96

CASE NAME:	Crescent Operating, Inc.
CASE NUMBER:	03-42406-DML-11
JUDGE:	D. Michael Lynn

UNITED STATES BANKRUPTCY COURT

NORTHERN ________DISTRICT OF________ TEXAS

6 _______ DIVISION

MONTHLY OPERATING REPORT

MONTH ENDING: November 30, 2003

IN ACCORDANCE WITH TITLE 28, SECTION 1746, OF THE UNITED STATES CODE, I DECLARE UNDER PENALTY OF PERJURY THAT I HAVE EXAMINED THE FOLLOWING MONTHLY OPERATING REPORT (ACCRUAL BASIS-1 THROUGH ACCRUAL BASIS-7) AND THE ACCOMPANYING ATTACHMENTS AND, TO THE BEST OF MY KNOWLEDGE, THESE DOCUMENTS ARE TRUE, CORRECT AND COMPLETE. DECLARATION OF THE PREPARER (OTHER THAN RESPONSIBLE PARTY): IS BASED ON ALL INFORMATION OF WHICH PREPARER HAS ANY KNOWLEDGE.

RESPONSIBLE PARTY:

______________________________ President and CEO
ORIGINAL SIGNATURE OF RESPONSIBLE PARTY — TITLE

Jeffrey L. Stevens — 12-10-03
PRINTED NAME OF RESPONSIBLE PARTY — DATE

PREPARER:

Kiersten Thompson — Accounting Manager
ORIGINAL SIGNATURE OF PREPARER — TITLE

Kiersten Thompson — 12-10-03
PRINTED NAME OF PREPARER — DATE

Monthly Operating Report

ACCRUAL BASIS-1

02/13/95, RWD, 2/96

CASE NAME:	Crescent Operating, Inc.
CASE NUMBER:	03-42406-DML-11

COMPARATIVE BALANCE SHEET

ASSETS	SCHEDULE AMOUNT	MONTH October 2003	MONTH November 2003	MONTH
1. UNRESTRICTED CASH	$475,586	$373,318	$304,421	
2. RESTRICTED CASH	$0	$0	$0	$0
3. TOTAL CASH	$475,586	$373,318	$304,421	$0
4. ACCOUNTS RECEIVABLE (NET)	$11,278,546	$11,647,040	$11,647,040	
5. INVENTORY	$0			$0
6. NOTES RECEIVABLE	$0			$0
7. PREPAID EXPENSES	$0	($62,500)	($62,500)	
8. OTHER (ATTACH LIST)	$15,000,000	$4,161,846	$ 4,161,846	
9. TOTAL CURRENT ASSETS	$26,754,132	$16,119,704	$16,050,807	$0
10. PROPERTY, PLANT & EQUIPMENT	$111,204	$111,204	$111,204	
11. LESS: ACCUMULATED DEPRECIATION / DEPLETION	$88,756	$92,131	$92,421	
12. NET PROPERTY, PLANT & EQUIPMENT	$22,448	$19,073	$18,783	
13. DUE FROM INSIDERS	$0			
14. OTHER ASSETS - NET OF AMORTIZATION (ATTACH LIST)	$0	$0	$0	$0
15. OTHER (ATTACH LIST)	$0	$12,743,960	$ 12,975,728	
16. TOTAL ASSETS	$26,776,580	$28,882,737	$29,045,318	$0
POSTPETITION LIABILITIES				
17. ACCOUNTS PAYABLE		$103	$0	$0
18. TAXES PAYABLE		$0	$0	$0
19. NOTES PAYABLE		$500,000	$500,000	
20. PROFESSIONAL FEES		$83,065	$235,765	
21. SECURED DEBT		$0	$0	$0
22. OTHER (ATTACH LIST)		$2,801,502	$ 3,159,142	
23. TOTAL POSTPETITION LIABILITIES		$3,384,670	$3,894,907	$0
PREPETITION LIABILITIES				
24. SECURED DEBT	$16,900,000	$16,900,000	$16,900,000	
25. PRIORITY DEBT				
26. UNSECURED DEBT	$75,437,000	$70,584,274	$70,584,274	
27. OTHER (ATTACH LIST)	$123,608	$124,020	$124,020	
28. TOTAL PREPETITION LIABILITIES	$92,460,608	$87,608,294	$87,608,294	
29. TOTAL LIABILITIES	$92,460,608	$90,992,964	$91,503,201	$0
EQUITY				
30. PREPETITION OWNERS' EQUITY		(84,720,960)	(84,720,960)	(84,720,960)
31. POSTPETITION CUMULATIVE PROFIT OR (LOSS)		($2,118,098)	($2,465,754)	($2,465,754)
32. DIRECT CHARGES TO EQUITY (ATTACH EXPLANATION)		$24,728,831	$24,728,831	
33. TOTAL EQUITY	$0	($62,110,227)	($62,457,883)	($87,186,714)
34. TOTAL LIABILITIES & OWNERS' EQUITY	$92,460,608	$28,882,737	$29,045,318	($87,186,714)

Attachment A

Accrual Basis -1

Line: 8	Investment in COPI Cold Storage	$	5,591,137
	Intercompany receivable/payable to COPI Cold Storage		(1,429,291)
		$	4,161,846
Line: 15	Net deferred tax assets		
	Crescent Operating, Inc.	$	12,075,526
	Rosestar		(356,586)
	COI Hotel Group, Inc.		1,256,788
		$	12,975,728
Line: 22	Accrued Interest 3/10-10/31		
	Crescent Real Estate - $35m Term Note	$	605,329
	Crescent Real Estate - 12%		753,202
	Crescent Real Estate - 9%		635,208
	Crescent Real Estate - COPI Colorado		394,120
	Crescent Real Estate - Amended & Restated Budget note		73,778
	Crescent Real Estate - $2.9m Secured Promissory note		33,032
	Crescent Real Estate - Equipment Sellers -Lester		218,344
	Crescent Real Estate - Equipment Sellers -Harvey		14,670
	Bank of America		431,459
		$	3,159,142
Line: 27	Other Liabilities		
	Jackson Walker	$	1,350
	Ernst & Young		120,000
	Avaya Financial Services		2,258
	Texas Bank		322
	The Depository Trust Company		90
		$	124,020
Line: 32	Direct Charges to Equity		
	Write off negative investment in Crescent Machinery Company due to their bankruptcy confirmation (Case: 02-41005-DML-11)	$	24,728,831

Monthly Operating Report

CASE NAME: Crescent Operating, Inc.	
CASE NUMBER:	03-42406-DML-11

ACCRUAL BASIS-2

02/13/95, RWD, 2/96

INCOME STATEMENT	MONTH	MONTH	MONTH	QUARTER
REVENUES	October 2003	November 2003		TOTAL
1. GROSS REVENUES	$0	$0	$0	$0
2. LESS: RETURNS & DISCOUNTS	$0	$0	$0	$0
3. NET REVENUE	$0	$0	$0	$0
COST OF GOODS SOLD				
4. MATERIAL				
5. DIRECT LABOR				
6. DIRECT OVERHEAD				
7. TOTAL COST OF GOODS SOLD	$0	$0		$0
8. GROSS PROFIT	$0	$0		$0
OPERATING EXPENSES				
9. OFFICER / INSIDER COMPENSATION	$26,109	$26,109		$52,218
10. SELLING & MARKETING				$0
11. GENERAL & ADMINISTRATIVE	$159,821	$189,520		$349,341
12. RENT & LEASE	$983	$880		$1,863
13. OTHER (ATTACH LIST)		$0	$0	$0
14. TOTAL OPERATING EXPENSES	$186,913	$216,509	$0	$403,422
15. INCOME BEFORE NON-OPERATING INCOME & EXPENSE	($186,913)	($216,509)	$0	($403,422)
OTHER INCOME & EXPENSES				
16. NON-OPERATING INCOME (ATT. LIST)	($29,107)	$0	$0	($29,107)
17. NON-OPERATING EXPENSE (ATT. LIST)	$0	$15		$15
18. INTEREST EXPENSE	$369,561	$ 357,640		$727,201
19. DEPRECIATION / DEPLETION	$291	$291		$582
20. AMORTIZATION				
21. OTHER (ATTACH LIST)				
22. NET OTHER INCOME & EXPENSES	$340,745	$357,946	$0	$698,691
REORGANIZATION EXPENSES				
23. PROFESSIONAL FEES	$5,640	$4,971		$10,611
24. U.S. TRUSTEE FEES	$3,750	$0		$3,750
25. OTHER (ATTACH LIST)				
26. TOTAL REORGANIZATION EXPENSES	$9,390	$4,971	$0	$14,361
27. INCOME TAX	($214,819)	($231,770)	$0	($446,590)
28. NET PROFIT (LOSS)	($322,229)	($347,656)	$0	($669,884)

Attachment B

Accrual Basis - 2

Line: 17	Non-operating expenses		
	Bank Fees	$	15

Monthly Operating Report

CASE NAME:	Crescent Operating, Inc.
CASE NUMBER:	03-42406-DML-11

ACCRUAL BASIS-3

02/13/95, RWD, 2/96

CASH RECEIPTS AND DISBURSEMENTS	MONTH October 2003	MONTH November 2003	MONTH	QUARTER TOTAL
1. CASH - BEGINNING OF MONTH	$535,850	$373,318		
RECEIPTS FROM OPERATIONS				
2. CASH SALES	$0	$0	$0	
COLLECTION OF ACCOUNTS RECEIVABLE				
3. PREPETITION	$0	$0	$0	$0
4. POSTPETITION	$0	$0	$0	$0
5. TOTAL OPERATING RECEIPTS	$0	$0	$0	$0
NON - OPERATING RECEIPTS				
6. LOANS & ADVANCES (ATTACH LIST)	$0	$0	$0	$0
7. SALE OF ASSETS	$0	$0	$0	$0
8. OTHER (ATTACH LIST)	$29,107	$0	$0	$29,107
9. TOTAL NON-OPERATING RECEIPTS	$29,107	$0	$0	$29,107
10. TOTAL RECEIPTS	$29,107	$0	$0	$29,107
11. TOTAL CASH AVAILABLE	$564,957	$373,318	$0	
OPERATING DISBURSEMENTS				
12. NET PAYROLL	$20,394	$20,394	$0	$40,788
13. PAYROLL TAXES PAID	$8,663	$8,663	$0	$17,326
14. SALES, USE & OTHER TAXES PAID	$16,810	$6,200	$0	$23,010
15. SECURED / RENTAL / LEASES	$880	$880	$0	$1,760
16. UTILITIES	$0	$0	$0	$0
17. INSURANCE	$194	$5,020	$0	$5,214
18. INVENTORY PURCHASES	$0	$0	$0	$0
19. VEHICLE EXPENSES	$200	$200	$0	$400
20. TRAVEL	$14,320	$17,735	$0	$32,055
21. ENTERTAINMENT	$0	$0	$0	$0
22. REPAIRS & MAINTENANCE				$0
23. SUPPLIES	$383	$134	$0	$517
24. ADVERTISING				$0
25. OTHER (ATTACH LIST)	$ 122,618	$ 9,149	$ -	$131,767
26. TOTAL OPERATING DISBURSEMENTS	$184,462	$68,375	$0	$252,837
REORGANIZATION EXPENSES				
27. PROFESSIONAL FEES	$3,427	$522	$0	$3,949
28. U.S. TRUSTEE FEES	$3,750			$3,750
29. OTHER (ATTACH LIST)				$0
30. TOTAL REORGANIZATION EXPENSES	$7,177	$522	$0	$7,699
31. TOTAL DISBURSEMENTS	$191,639	$68,897	$0	$260,536
32. NET CASH FLOW	($162,532)	($68,897)	$0	($231,429)
33. CASH - END OF MONTH	$373,318	$304,421	$0	

Attachment C

Accrual Basis - 3

Line: 25	Other		
	Stock registrar fees	$	1,267
	Legal - other than bankruptcy		4,263
	Subscriptions & Memberships		2,357
	Press Release		375
	Payroll processing		121
	Postage		59
	Telephone		692
	Bank fees, other than interest		15
		$	9,149

Monthly Operating Report

CASE NAME:	Crescent Operating, Inc.
CASE NUMBER:	03-42406-DML-11

ACCRUAL BASIS-4

02/13/95, RWD, 2/96

ACCOUNTS RECEIVABLE AGING	SCHEDULE AMOUNT	MONTH October 2003	MONTH November 2003	MONTH
1. 0-30				
2. 31-60				
3. 61-90				
4. 91+	$11,278,546	$12,747,040	$12,747,040	
5. TOTAL ACCOUNTS RECEIVABLE	$11,278,546	$12,747,040	$12,747,040	$0
6. AMOUNT CONSIDERED UNCOLLECTIBLE	$11,220,633	$1,100,000	$1,100,000	
7. ACCOUNTS RECEIVABLE (NET)	$57,913	$11,647,040	$11,647,040	$0

AGING OF POSTPETITION TAXES AND PAYABLES

MONTH: November 2003

TAXES PAYABLE	0-30 DAYS	31-60 DAYS	61-90 DAYS	91+ DAYS	TOTAL
1. FEDERAL	$0				$0
2. STATE					$0
3. LOCAL					$0
4. OTHER (ATTACH LIST)					$0
5. TOTAL TAXES PAYABLE	$0	$0	$0	$0	$0
6. ACCOUNTS PAYABLE	$0	$0			$0

STATUS OF POSTPETITION TAXES

MONTH: November 2003

FEDERAL	BEGINNING TAX LIABILITY*	AMOUNT WITHHELD AND/ 0R ACCRUED	AMOUNT PAID	ENDING TAX LIABILITY
1. WITHHOLDING**	$0	$7,407	$7,407	$0
2. FICA-EMPLOYEE**	$0	$628	$628	$0
3. FICA-EMPLOYER**	$0	$628	$628	$0
4. UNEMPLOYMENT	$0	$0	$0	$0
5. INCOME	$0	$0	$0	$0
6. OTHER (ATTACH LIST)	$0	$0	$0	$0
7. TOTAL FEDERAL TAXES	$0	$8,663	$8,663	$0
STATE AND LOCAL				
8. WITHHOLDING	$0	$0	$0	$0
9. SALES	$0	$0	$0	$0
10. EXCISE	$0	$0	$0	$0
11. UNEMPLOYMENT	$0	$0	$0	$0
12. REAL PROPERTY	$0	$0	$0	$0
13. PERSONAL PROPERTY	$0	$0	$0	$0
14. OTHER (ATTACH LIST)	$0	$6,200	$6,200	$0
15. TOTAL STATE & LOCAL	$0	$6,200	$6,200	$0
16. TOTAL TAXES	$0	$14,863	$14,863	$0

* The beginning tax liability should represent the liability from the prior month or, if this is the first operating report, the amount should be zero.

** Attach photocopies of IRS Form 6123 or your FTD coupon and payment receipt to verify payment or deposit.

Attachment D

Accrual Basis - 4

Line: 14 Status of Post-petion Taxes - State and Local - Other

Utah State Tax Commission	$	15
State Comptroller of Texas		73
Texas Comptroller of Public Accounts		6,112
	$	6,200

CASH REQUIREMENTS AND DEPOSITS REPORT

0072H025 CRESCENT OPERATING INC

CASH REQUIRED FOR NET PAY AND ELECTRONIC FUNDS TRANSFER (EFT): 14529.09 TOTAL CASH REQUIRED FOR ALL PAYROLL ITEMS: 14559.09

CHECK DATE 11/14/03

RTE & TRAN	FROM ACCOUNT NUMBER	TRANSACTION DATE	PRODUCT	DESCRIPTION		BANK TRANSACTION TOTAL
* FROST NATIONAL BANK						
114000093	650018295	11/13/03	*** DIRECT DEPOSIT	NET PAY	9522.21	
				DEDUCTIONS AND ADJUSTMENTS		
				DIR DEP #2	675.00	
				ACCOUNT TOTAL	10197.21	
		11/14/03	*** TAXPAY®	EMPLOYEE TAX WITHHOLDINGS		
				SOCIAL SECURITY	108.18	
				MEDICARE	206.12	
				FEDERAL	3703.28	
				EMPLOYER TAX EXPENSES		
				SOCIAL SECURITY	108.18	
				MEDICARE	206.12	
				FUTA	.00	
				ACCOUNT TOTAL	4331.88	
		11/14/03	PAYROLL	NON-DIRECT DEPOSIT NET PAY	.00	
				ACCOUNT TOTAL	.00	14529.09

*** FUNDS TRANSFER WILL OCCUR ON THE TRANSACTION DATE

TOTAL FOR THIS PAYROLL: 14529.09

CASH REQUIRED FOR REMAINING PAYROLL ITEMS* *

CHECK DATE	PRODUCT	DESCRIPTION		TOTAL
11/14/03	PAYROLL	DEDUCTIONS AND ADJUSTMENTS		
		PRETX HLTH	30.00	
		SUBTOTAL	30.00	
		TOTAL	30.00	

TOTAL FOR THIS PAYROLL: 30.00

TAX DEPOSITS YOU MUST MAKE* *

NONE

TAX DEPOSITS MADE BY PAYCHEX FOR YOU* * * * * * * * * * * * * * * * * * *

THESE DEPOSITS HAVE BEEN MADE ON YOUR BEHALF:

TYPE OF TAX	AMOUNT		DATE
SOC SEC, MEDICARE, FEDERAL	4331.88	ON	11/19/03

CASH REQUIREMENTS AND DEPOSITS REPORT

CASH REQUIRED FOR NET PAY AND ELECTRONIC FUNDS TRANSFER (EFT): 14529.09 **TOTAL CASH REQUIRED FOR ALL PAYROLL ITEMS:** 14559.09

CHECK DATE 11/28/03

RTE & TRAN	FROM ACCOUNT NUMBER	TRANSACTION DATE	PRODUCT	DESCRIPTION		BANK TRANSACTION TOTAL
* FROST NATIONAL BANK						
114000093	650018295	11/26/03	*** DIRECT DEPOSIT	NET PAY	9522.21	
				DEDUCTIONS AND ADJUSTMENTS		
				DIR DEP #2	675.00	
				ACCOUNT TOTAL	10197.21	
		11/28/03	*** TAXPAY®	EMPLOYEE TAX WITHHOLDINGS		
				SOCIAL SECURITY	108.18	
				MEDICARE	206.12	
				FEDERAL	3703.28	
				EMPLOYER TAX EXPENSES		
				SOCIAL SECURITY	108.18	
				MEDICARE	206.12	
				FUTA	.00	
				ACCOUNT TOTAL	4331.88	
		11/28/03	PAYROLL	NON-DIRECT DEPOSIT NET PAY	.00	
				ACCOUNT TOTAL	.00	14529.09

***** FUNDS TRANSFER WILL OCCUR ON THE TRANSACTION DATE**

TOTAL FOR THIS PAYROLL: 14529.09

CASH REQUIRED FOR REMAINING PAYROLL ITEMS* *

CHECK DATE	PRODUCT	DESCRIPTION		TOTAL
11/28/03	PAYROLL	DEDUCTIONS AND ADJUSTMENTS		
		PRETX HLTH	30.00	
		SUBTOTAL	30.00	
		TOTAL	30.00	

TOTAL FOR THIS PAYROLL: 30.00

TAX DEPOSITS YOU MUST MAKE* *

NONE

TAX DEPOSITS MADE BY PAYCHEX FOR YOU* * * * * * * * * * * * * * * * * * * *

THESE DEPOSITS HAVE BEEN MADE ON YOUR BEHALF:

TYPE OF TAX	AMOUNT		DATE
SOC SEC, MEDICARE, FEDERAL	4331.88	ON	12/03/03

Monthly Operating Report

CASE NAME:	Crescent Operating, Inc.
CASE NUMBER:	03-42406-DML-11

ACCRUAL BASIS-5

02/13/95, RWD, 2/96

The debtor in possession must complete the reconciliation below for each bank account, including all general, payroll and tax accounts, as well as all savings and investment accounts, money market accounts, certificates of deposit, government obligations, etc. Accounts with restricted funds should be identified by placing an asterisk next to the account number. Attach additional sheets if necessary.

MONTH: November 2003

BANK RECONCILIATIONS		Account #1	Account #2	Account #3	TOTAL
A.	BANK:	Frost National Bank	Frost National Bank		
B.	ACCOUNT NUMBER:	650018287	650018295		
C.	PURPOSE (TYPE):	Operating	Payroll		
1.	BALANCE PER BANK STATEMENT	$325,551	$1,212	$0	$326,763
2.	ADD: TOTAL DEPOSITS NOT CREDITED	$0	$0	$0	$0
3.	SUBTRACT: OUTSTANDING CHECKS	$22,589	$0	$0	$22,589
4.	OTHER RECONCILING ITEMS	$0	$0	$0	$0
5.	MONTH END BALANCE PER BOOKS	$302,962	$1,212	$0	$304,174
6.	NUMBER OF LAST CHECK WRITTEN	1199	10004		

INVESTMENT ACCOUNTS					
BANK, ACCOUNT NAME & NUMBER		DATE OF PURCHASE	TYPE OF INSTRUMENT	PURCHASE PRICE	CURRENT VALUE
7.					
8.					
9.					
10.					
11.	TOTAL INVESTMENTS			$0	$0

CASH		
12.	CURRENCY ON HAND	$247
13.	TOTAL CASH - END OF MONTH	$304,421

Monthly Operating Report

CASE NAME:	Crescent Operating, Inc.
CASE NUMBER:	03-42406-DML-11

ACCRUAL BASIS-6

02/13/95, RWD, 2/96

MONTH: November 2003

PAYMENTS TO INSIDERS AND PROFESSIONALS

OF THE TOTAL DISBURSEMENTS SHOWN FOR THE MONTH, LIST THE AMOUNT PAID TO INSIDERS (AS DEFINED IN SECTION 101 (31) (A)-(F) OF THE U.S. BANKRUPTCY CODE) AND TO PROFESSIONALS. ALSO, FOR PAYMENTS TO INSIDERS, IDENTIFY THE TYPE OF COMPENSATION PAID (e.g. SALARY, BONUS, COMMISSIONS, INSURANCE, HOUSING ALLOWANCE, TRAVEL, CAR ALLOWANCE, ETC.). ATTACH ADDITIONAL SHEETS IF NECESSARY.

INSIDERS			
NAME	TYPE OF PAYMENT	AMOUNT PAID	TOTAL PAID TO DATE
1. Jeffrey L. Stevens	Salary	$25,000	$212,500
2. Jeffrey L. Stevens	Insurance	$1,109	$8,811
3. Jeffrey L. Stevens	2002 retirement refund	$0	$2,750
4.			
5.			
6. TOTAL PAYMENTS TO INSIDERS		$26,109	$224,061

PROFESSIONALS					
NAME	DATE OF COURT ORDER AUTHORIZING PAYMENT	AMOUNT APPROVED	AMOUNT PAID	TOTAL PAID TO DATE	TOTAL INCURRED & UNPAID *
1. Thompson & Knight LLP (1)	July 21, 2003	$3,434	$3,434	$14,981	$1,436
2. Haynes & Boone LLP (2)	July 21, 2003	$0	$0	$273,935	$214,423
3. Weaver & Tidwell (1)	July 21, 2003				$14,695
4. Robinson & Bowden (2)	July 21, 2003	$1,351	$1,351	$21,659	$5,211
5.					
6. TOTAL PAYMENTS TO PROFESSIONALS		$4,785	$4,785	$310,575	$235,765

* INCLUDE ALL FEES INCURRED, BOTH APPROVED AND UNAPPROVED

POSTPETITION STATUS OF SECURED NOTES, LEASES PAYABLE AND ADEQUATE PROTECTION PAYMENTS

NAME OF CREDITOR	SCHEDULED MONTHLY PAYMENTS DUE	AMOUNTS PAID DURING MONTH	TOTAL UNPAID POSTPETITION
1. Crescent Real Estate Equities Limited Partnership	$0	$0	$ 2,727,683
2. Minolta Business Solutions	$777	$777	$0
3. IOS Capital (monthly lease)	$103	$103	$0
4. Bank of America	$0	$0	431,459
5.			
6. TOTAL	$880	$880	$3,159,142

(1) Professional fees not incurred on working on reorganization.
(2) Of combined total paid, $522 is for reorganization (ref. MOR 3- line 27) and $4,971 has been expensed for reorganization (ref. MOR 2- line 23)

Monthly Operating Report

CASE NAME:	Crescent Operating,Inc.
CASE NUMBER:	03-42406-DML-11

ACCRUAL BASIS-7

02/13/95, RWD, 2/96

MONTH: November 2003

QUESTIONNAIRE

		YES	NO
1.	HAVE ANY ASSETS BEEN SOLD OR TRANSFERRED OUTSIDE THE NORMAL COURSE OF BUSINESS THIS REPORTING PERIOD?		X
2.	HAVE ANY FUNDS BEEN DISBURSED FROM ANY ACCOUNT OTHER THAN A DEBTOR IN POSSESSION ACCOUNT?		X
3.	ARE ANY POSTPETITION RECEIVABLES (ACCOUNTS, NOTES, OR LOANS) DUE FROM RELATED PARTIES?		X
4.	HAVE ANY PAYMENTS BEEN MADE ON PREPETITION LIABILITIES THIS REPORTING PERIOD?		X
5.	HAVE ANY POSTPETITION LOANS BEEN RECEIVED BY THE DEBTOR FROM ANY PARTY?		X
6.	ARE ANY POSTPETITION PAYROLL TAXES PAST DUE?		X
7.	ARE ANY POSTPETITION STATE OR FEDERAL INCOME TAXES PAST DUE?		X
8.	ARE ANY POSTPETITION REAL ESTATE TAXES PAST DUE?		X
9.	ARE ANY OTHER POSTPETITION TAXES PAST DUE?		X
10.	ARE ANY AMOUNTS OWED TO POSTPETITION CREDITORS DELINQUENT?		X
11.	HAVE ANY PREPETITION TAXES BEEN PAID DURING THE REPORTING PERIOD?		X
12.	ARE ANY WAGE PAYMENTS PAST DUE?		X

IF THE ANSWER TO ANY OF THE ABOVE QUESTIONS IS "YES," PROVIDE A DETAILED EXPLANATION OF EACH ITEM. ATTACH ADDITIONAL SHEETS IF NECESSARY.

INSURANCE

		YES	NO
1.	ARE WORKER'S COMPENSATION, GENERAL LIABILITY AND OTHER NECESSARY INSURANCE COVERAGES IN EFFECT?		X
2.	ARE ALL PREMIUM PAYMENTS PAID CURRENT?	X	
3.	PLEASE ITEMIZE POLICIES BELOW.		

IF THE ANSWER TO ANY OF THE ABOVE QUESTIONS IS "NO," OR IF ANY POLICIES HAVE BEEN CANCELLED OR NOT RENEWED DURING THIS REPORTING PERIOD, PROVIDE AN EXPLANATION BELOW. ATTACH ADDITIONAL SHEETS IF NECESSARY.

Partnership Liability Coverage with Chubb Insurance which covered Crescent Operating's Directors & Officers was not renewed as it was deemed unnecessary.

INSTALLMENT PAYMENTS

TYPE OF POLICY	CARRIER	PERIOD COVERED	PAYMENT AMOUNT & FREQUENCY